January 30, 2006	Paul M. Kinsella (617) 951-7921 paul.kinsella@ropesgray.com
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler

Re:	Iomai Corporation Registration Statement on Form S-1 Filed October 3, 2005 File Number 333-128765
Ladies and Gentlemen:
     On behalf of Iomai Corporation (the “Company”), submitted herewith for filing is Amendment No. 6 (“Amendment No. 6”) to the Registration Statement referenced above (the “Registration Statement”). Amendment No. 6 is being filed because the Company has revised the expected public offering price range to between $7.00 and $9.00 per share and reduced the number of shares being offered to 5,000,000. All changes to the Registration Statement are based upon information provided to Ropes & Gray LLP by the Company and the underwriters of the proposed offering.
     The Company and the underwriters of the proposed offering plan to deliver a copy of the preliminary prospectus filed with Amendment No. 6 to each person who is expected to receive a confirmation of sale to purchase shares in this offering before approximately 10 a.m. today.
     The Company requests that the Registration Statement be declared effective at 5:00 p.m. EST on Tuesday, January 31, 2006. If you have any questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 951-7921 or by facsimile at (617) 951-7050. Thank you for your assistance.
Very truly yours,
/s/ Paul M. Kinsella
Paul M. Kinsella

Securities and Exchange Commission	- 2 -	January 30, 2006

cc:	Stanley C. Erck Frederick W. Kanner, Esq.